Hi [redacted]

I wanted to put this on your radar. We are building a new category in brain and mental health with Normotim, centered on lithium ascorbate and a differentiated low-dose lithium approach. We already have two products on the market, with a broader pipeline in development.

What differentiates this platform is its foundation in lithium ascorbate, supported by a substantial scientific base, comparative preclinical work, and a patent-backed category position, including:

- 40+ studies
- 20+ publications
- 3 US patents
- 54 patents globally

This is already more than a category thesis:

- two products already on the market
- repeat purchase rate of 41%
- LTV/CAC of roughly 3.0x
- a broader pipeline of 6 products in development

Our strategy is to scale through supplements first, using early commercial traction to support the later expansion of selected products into medical food applications aligned with our IP, scientific base, and physician channels.

We are currently raising capital to accelerate the development of this category, and I would be glad to share a short overview or direct you to our live round on WeFunder: https://wefunder.com/normotim

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Best regards,
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[redacted]
Founder, Normotim

normotim.com
[redacted]

NORMOTIM
MOOD & BRAIN BOOSTER

Testing the Waters Disclaimer
This is a "testing the waters" communication under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities will be accepted, and no part of the purchase price can be received until a Form C is filed and only through the Wefunder platform. Any indication of interest involves no obligation or commitment of any kind.



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